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                                                                Exhibit 1.A.5(b)
                                                                          NEL-81

Rider: Terminal Illness Accelerated Death Benefit

RECEIPT OF BENEFITS UNDER THIS RIDER MAY BE TAXABLE. THEREFORE, PRIOR TO REQUESTING AN ACCELERATED BENEFIT, YOU SHOULD CONSULT A PERSONAL TAX ADVISOR TO DETERMINE ANY TAX CONSEQUENCES.

THE COMPANY agrees to pay an accelerated benefit to the Owner of the Policy if one or more of the Insureds is Terminally Ill, as defined below. This agreement is subject to the following provisions.

CONDITIONS
The Company will pay an accelerated benefit subject to the following conditions:
 .  The Policy must be in force.

 . Each assignee, if any, must give written consent to the payment of an accelerated benefit in a form satisfactory to the Company.

 . Each irrevocable beneficiary, if any, must give written consent to the payment of an accelerated benefit in a form satisfactory to the Company.

 . You are not required by law to use the accelerated benefit to meet the claims of any creditors, whether in bankruptcy or not.

 . You are not required by a government agency to accelerate benefits in order to apply for, obtain or keep a government benefit or entitlement.

ELIGIBLE PROCEEDS
Eligible Proceeds equal: the amount of Death Benefit provided under the Policy; less an amount to cover Monthly Deductions that would be made in the event of death.

PAYOUT FACTOR
The Payout Factor applicable to an accelerated benefit will be determined by the Company as of the date a written request for an accelerated benefit is received by the Company at its Home Office.

The Company's schedule of Payout Factors may change from time to time. Any change will affect only the Payout Factor for accelerated benefit requests on or after the date of the change. In determining Payout Factors, the Company may consider:

 .  The life expectancy of the Insured.

 .  The age, gender and underwriting class of the Insured.

 .  Whether the Policy covers one or two Insureds.

 .  The Net Cash Value on the date used to calculate the Eligible Proceeds.

 . The Death Benefit on the date the accelerated benefit request is received by the Company at its Home Office.

 . Expected future charges and investment management revenue which would be generated by the Policy without the payment of an accelerated benefit.

 .  Interest at a rate set by the Company.

 .  The costs of processing acceleration requests and payments.

ACCELERATED BENEFIT ELIGIBILITY
An accelerated benefit may be paid to the Owner if an Insured is diagnosed as Terminally Ill. For the purpose of this Rider, Terminally Ill means having a medical condition that is expected to result in death within six months, unless that medical condition is the result of an attempted suicide or a self-inflicted injury.

If this Rider is part of a Survivorship Single Premium Variable Life Policy, one of the following conditions also must be met for an accelerated benefit to be paid:

 . One Insured must have died before the surviving Insured is diagnosed as Terminally Ill; or

 .  If both Insureds are still alive, both must be diagnosed as Terminally Ill.
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ACCELERATED BENEFIT REQUEST PROCESS
A request to receive accelerated benefits under this Rider must be in written form satisfactory to the Company.

You must also provide the Company with:

 . A certification signed by a licensed medical doctor that an Insured has a medical condition that is expected to result in death within six months; and

 .  Any other information needed by the Company to process your request.

The certification must be supported by evidence satisfactory to the Company. The Company may require a second opinion by a licensed medical doctor chosen by the Company, at the Company's expense. This right will be exercised at a location convenient to the Insured.

Once eligibility has been determined by the Company, the Owner will be notified in writing of the Payout Factor and payment terms which will apply to the benefit. In order to receive the accelerated benefit, the Owner must sign and return to the Company the election form included with the notice.

ACCELERATED BENEFIT PAYMENT
Unless the Company agrees to the payment of a partial accelerated benefit, a request for accelerated benefits will result in payment of:

 . The Eligible Proceeds multiplied by the Payout Factor in effect on the date the Company receives the request at its Home Office; less

 .  The Policy Loan Balance.

The amount paid to the Owner will satisfy all of the Company's obligations under the Policy and the Policy will terminate as of the date of payment.

Any actions taken and payments made by the Company before it receives the Owner's written request for accelerated benefits will affect the amounts paid under this Rider.

CONTRACT
This Rider is made part of the Policy to which it is attached if the Rider is listed in the Policy Schedule. This Rider has no cash value.

DATE OF ISSUE

The Date of Issue of this Rider is the same as the Date of Issue of the Policy unless a later Date of Issue is shown for the Rider in the Policy Schedule. The effective date of the Rider is its Date of Issue.

TERMINATION

This Rider will terminate upon the earliest of:

 .  Termination of the Policy;

 . The date on which the Policy would be disqualified as life insurance because this Rider is attached, under the Internal Revenue Code as interpreted by the Internal Revenue Service;

 . Receipt by the Company at its Home Office of a written election signed by the Owner of the Policy to terminate the Rider;

 .  The death of the Insured if only one Insured is covered under the Policy; and

 .  The death of both Insureds if two Insureds are covered under this Policy.

NEW ENGLAND LIFE INSURANCE COMPANY
501 Boylston Street, Boston, Massachusetts


/s/ Robert A. Shafto                   /s/ Daniel D. Jordan
President                              Secretary